EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Sundance Employee Option Plan and Sundance Energy Australia Limited Long Term Incentive Plan of Sundance Energy Australia Limited of our report dated May 15, 2015, with respect to the consolidated financial statements of Sundance Energy Australia Limited as of December 31, 2014 and 2013 and for the years then ended, and our report dated July 11, 2014, with respect to the consolidated financial statements of Sundance Energy Australia Limited as of December 31, 2013 and 2012 and for the year ended December 31, 2013 and the six-month period ended December 31, 2012 included in its Annual Report (Form 20-F) for the year ended December 31, 2014, as filed with the Securities and Exchange Commission.

/s/ Ernst & Young
680 George Street
Sydney NSW 2000
Australia
May 27, 2015